

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Jeremy Whitaker
Chief Financial Officer
Lantronix, Inc.
7535 Irvine Center Drive, Suite 100
Irvine, CA 92618

   Re: Lantronix, Inc.
     Registration Statement on Form S-3
     Filed September 10, 2021
     File No. 333-259454

Dear Mr. Whitaker:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Sarah Levesque